Exhibit 99.3

Notice of Annual Meeting of Common Shareholders
of Algonquin Power & Utilities Corp.

Business of the Annual Meeting
of Common Shareholders

At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

1.	Receive the financial statements of the Corporation as at and for the year ended December 31, 2019, and the report of the auditors on the statements;

2.	Re-appoint Ernst & Young LLP as the auditors of the Corporation;

3.	Elect directors for the ensuing year;

4.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “A” to the accompanying management information circular (the “Circular”)) approving an amendment to the Corporation’s Employee Share Purchase Plan to increase the number of common shares reserved for issuance under such plan;

5.
Consider and, if thought fit, pass a resolution (the full text of which is set out in Schedule “C” to the accompanying Circular) confirming and approving the Corporation’s by-law allowing for meetings of shareholders of the Corporation to be held virtually by means of telephonic, electronic or other communications facility;

6.
Consider and, if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “E” to the accompanying Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

7.	Consider any other business that may be properly brought before the annual meeting of common shareholders or any adjournment thereof.

By order of the Board of Directors,

Kenneth Moore,
Chair of the Board of Directors

April 24, 2020

This year, out of an abundance of caution, in response to the unprecedented public health impact of the outbreak of the novel coronavirus, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will be holding our meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate in the meeting online regardless of their geographic location.